SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                            FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

      For the calendar year ended December 31, 2000

                            OR

[ ] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

      For the transition period from ________ to _________

      Commission file number 0-30270

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                      CROMPTON CORPORATION
               INDIVIDUAL ACCOUNT RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                        Crompton Corporation
                         One American Lane
                  Greenwich, Connecticut  06831




                      CROMPTON CORPORATION
              INDIVIDUAL ACCOUNT RETIREMENT PLAN

                Index to Financial Statements


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at End-of-Year December 31,
2000

Signature





                        CROMPTON CORPORATION

                  INDIVIDUAL ACCOUNT RETIREMENT PLAN

                   Financial Statements and Schedule

                     December 31, 2000 and 1999

                (With Independent Auditors' Report Thereon)





                           CROMPTON CORPORATION
                     INDIVIDUAL ACCOUNT RETIREMENT PLAN

                                  INDEX


Independent Auditors' Report


Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999


Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999


Notes to Financial Statements




                                                            Schedule
Schedule of Assets Held for Investment Purposes
at End-of-Year December 31, 2000                               I





                         Independent Auditors' Report


The Board of Directors
Crompton Corporation:


We have audited the accompanying statements of net assets available for plan benefits of Crompton Corporation Individual Account
Retirement Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      /s/KPMG LLP


June 15, 2001





                        CROMPTON CORPORATION
                 INDIVIDUAL ACCOUNT RETIREMENT PLAN
            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  AS OF DECEMBER 31, 2000 and 1999


                                                2000             1999
Assets
Investments, at fair value:
  Fixed Income Fund                      $   64,786,624   $   71,787,466
  Mutual Funds                              140,465,062      152,014,290
  Crompton Corporation - Common Stock           867,668        1,249,412
  Participant loans                             442,063          732,485
Contribution receivable from Crompton
 Corporation                                    673,536          824,777
Contributions receivable from plan
 Participants                                   587,834          663,801
Cash and cash equivalents                        52,841           96,996
Accrued income                                  388,511          533,493
Net assets available for plan
 Benefits                                 $ 208,264,139    $ 227,902,720


See accompanying notes to financial statements






                               CROMPTON CORPORATION
                         INDIVIDUAL ACCOUNT RETIREMENT PLAN
             STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999


                                                 2000            1999
Additions attributed to:
 Investment Income:
  Interest and dividends                     $ 16,819,942   $ 14,991,669
  Net (depreciation) appreciation
  in fair value of investments                (20,721,918)    15,479,386
  Net Investment (Loss) Income                 (3,901,976)    30,471,055
Contributions:
 Employer                                       8,457,416      8,831,797
 Employee                                       7,557,978      8,208,972
                                               16,015,394     17,040,769
 Rollovers from qualified plans                   165,280        320,148
 Transfer of Uniroyal Chemical Company,
  Inc.
 Retirement Reserve Fund Plan assets                    -    117,333,650
  Total Additions                              12,278,698    165,165,622
Deductions attributed to:
 Benefits paid to participants                (17,616,563)   (14,928,054)
 Ingredient Technology Corporation
 Divestiture - plan to plan transfer                    -     (6,443,372)
 C&K Colors Divestiture - plan to plan
  transfer                                    (14,300,716)             -
  Total Deductions                            (31,917,279)   (21,371,426)
Net (decrease) increase                       (19,638,581)   143,794,196
Net assets available for plan benefits
 at beginning of year                         227,902,720     84,108,524
Net assets available for plan benefits
 at end of year                              $208,264,139   $227,902,720



See accompanying notes to financial statements




                            CROMPTON CORPORATION
                      INDIVIDUAL ACCOUNT RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999


1.  Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

2.  Description of Plan
Effective January 1, 1983, the Board of Directors of Crompton Corporation (the "Company") adopted the Individual Account Retirement Plan (the "Plan"). The following description of the Plan provides only general information. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Fleet Bank (the "Trustee") has been selected by the Company as the custodial trustee. The Trustee has custodial responsibility for a trust fund on behalf of the Plan and maintains accounting records for all plan assets.
Eligibility Effective January 1, 1999, employees of participating divisions of the Company are eligible to participate in the Plan after the completion of thirty consecutive days of employment. Prior to January 1, 1999, employees of the participating divisions of the Company were eligible to participate on the first day of the month subsequent to attaining the age of 21 and completing 1,000 hours of service during the 12-month period following the date of hire. Employees participating in the Crompton Corporation Retirement Income Plan (the Predecessor Plan) automatically became participants in this Plan.

Contributions and Vesting
Each year, the Company will contribute to the Plan an amount equal to at least 4 1/2% of each participant's compensation. The first 2% is designated as a Basic Company Contribution and immediately vests with the participant. The remaining 2 1/2% plus any additional contribution provided by the Company that is designated as a Supplemental Company Contribution vests
100% over a five-year period at a rate of 40% after two years of service and an additional 20% per year thereafter. One hundred percent vesting is attained after five years of service, and upon retirement, disability, death or upon change of control of the Company. For vesting purposes, participants in the Predecessor Plan receive credit for all years of service from age 18. During 2000 and 1999, the Company elected to contribute 6.5% and 6.0% of each participant's compensation, respectively. Prior to January 1, 1999, participants could elect to contribute up to 6% of their compensation to the Plan (Voluntary Participant Contributions) by means of a payroll deduction. Effective January 1, 1999, non-highly compensated participants and highly compensated participants may elect to contribute up to 15% and 8%, respectively, of their compensation to the Plan. A highly compensated employee is defined as an eligible employee who owns more than a 5% interest in the Company or receives more than $85,000 ($80,000 in 1999) of annual compensation. Voluntary Participant Contributions are pre-tax contributions, as the participants will not be subject to Federal income tax on the pre-tax amounts contributed to the Plan.

Participant Accounts

Company and Voluntary Participant Contributions are accounted for in Individual Accounts established for each participant. Each Individual Account consists of the Basic Company Contribution Account, the Supplemental Company Contribution Account, the Voluntary Participant Contribution Account, if applicable, and an allocation of Plan earnings. Earnings allocations are based upon the participant's proportionate share of assets in the Plan.
Any interest or income earned will accumulate tax-free within the respective account until distribution.

Participant Loans
Part of the transfer of the assets of the Uniroyal Chemical Company, Inc. Retirement Reserve Plan ("Uniroyal Plan") to the Plan included participant loan balances that were allowed under the Uniroyal Plan. These loans bear interest at a rate equal to 1.0% above the prime rate. Loans are payable within five years except for those used to acquire a principal residence which are payable within fifteen years.

Investments
The Plan provides for investment of contributions in ten funds under a program administered by Fleet Investment Management:

Fleet Stable Asset Fund - This fund invests primarily in guaranteed investment contracts issued by highly rated life insurance companies and also includes the Pyramid GIC Fund maintained by Bankers Trust Company which was part of another investment program that was terminated as of September 15, 1997. The funds are being paid out to the Fleet Stable Asset Fund in three annual installments every April 1, with the final installment paid out April 1, 2001 and will continue to earn interest at the normal blended rate as experienced by the assets invested in the fund.

Fidelity Advisor Government Fund - This fund invests primarily in obligations issued or guaranteed by the U.S. Government or any of its agencies.

George Putnam Fund of Boston (Class A shares) - This fund's primary objective is to provide a diversified portfolio of stocks and bonds that will provide both capital growth and income.

Putnam Voyager Fund (Class A shares) - This fund's objective is to provide capital appreciation by investing in stocks of companies with above average growth potential.

Putnam International Growth Fund (Class A shares) - This fund's objective is to invest in equity securities of companies located outside the United States.

Invesco Industrial Income Fund - This fund's objective is to provide income with secondary consideration to capital appreciation by investing in stocks, bonds and mortgages.

Galaxy Growth and Income Fund - This fund's objective is to provide high total returns through long-term capital appreciation and income by investing primarily in common stock.

Galaxy Asset Allocation Fund - This fund's objective is to provide a high total return with a combination of income and long term growth in assets held by investing in equity securities, fixed income securities and cash equivalents.

Galaxy Large Company Index Fund - This fund's objective is to provide investment results that mirror investment results of U.S. common stocks with large stock market capitalization as represented by the Standard & Poor's 500 Index.

Galaxy Small Cap Value Fund - This fund's objective is to provide long-term capital appreciation by investing in companies that have market capitalization of up to $1 billion.

Assets in any of the funds may be invested in short-term government or other securities pending permanent investment. Earnings on each fund will be reinvested in that fund. Both the Company and participant contributions are invested at the discretion of the participant into any fund the Plan provides.

Fund transfers can be made on a daily basis in a minimum of 1% increments.

Benefits
Upon the attainment of a participant's normal retirement date, the entire Individual Account (Basic Company Account, Supplemental Company Account and Voluntary Participant Account) is payable to the participant.

If a participant dies while employed with the Company, the participant's beneficiary will receive his entire Individual Account.

If employment is terminated for a reason other than retirement, disability or death, participants will receive their entire Basic Company Account and Voluntary Participant Account. In addition, the participants may be entitled to a portion of their Supplemental Company Account, as determined by the vesting schedule. Any forfeited amounts resulting from non-vesting will be allocated to all remaining participants.

3.  Federal Tax Status
The Internal Revenue Service has determined and has informed the Company by a letter dated November 16, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC").

The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.  Investments
Mutual Funds
The mutual funds sponsored by registered investment companies are recorded at market valuations that are based on published market prices. Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Crompton Corporation Stock Fund
The Crompton Corporation Stock Fund is valued at its year-end closing price.

Stable Asset Fund
The Stable Asset Fund is valued at cost plus accrued interest. The carrying amount approximates fair value because of the short maturity of those instruments. The aggregate yield for these investments at the end of 2000 and 1999 were 6.3% and 6.08%, respectively.

Guaranteed Investment Contracts
The guaranteed investment contracts with various insurance companies are valued at contract value that approximates fair value. Such investments earned interest at rates ranging from 5.3% to 7.1% during 2000, and earned interest at rates ranging from 5.32% to 8.0% during 1999.

Investments Exceeding 5% of Net Assets
The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 2000 and 1999 are as follows:

                                            2000                1999
Bankers Trust Co. BT Pyramid GIC
  Fund & various GIC Contracts           $11,989,697        $22,415,347
Fleet Stable Asset Fund                   52,796,927         49,372,119
Putnam International Fund                 14,096,678         12,487,042
George Putnam Fund of Boston              14,251,771         18,120,208
Putnam Voyager Fund                       41,269,590         51,375,561
Galaxy Growth and Income Fund             28,813,898         31,197,704
Galaxy Large Co. Index Fund               18,658,646         19,323,717
Galaxy Small Cap Value Fund               10,841,500          8,310,366

Appreciation/(Depreciation) in Investments

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/ (depreciated) in value as follows:

                                             2000                1999
Mutual Funds                            ($20,466,557)        $16,219,727
Common Stock of Crompton
 Corporation                            (    255,361)        (   740,341)
                                        ($20,721,918)        $15,479,386

5.  Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

6.  Administrative Expenses
The Company pays the costs of plan administration (record keeping fees). Trustee fees are paid by the Plan.

7.  Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

8.  Party-in-Interest Transactions
The Fleet Bank and Bankers Trust are parties-in-interest as defined in
Section 3 (14) of the Employee Retirement Income Security Act of 1974. During the years 2000 and 1999, there were no prohibited party-in-interest transactions.

9.  Plan to Plan Transfers
The Textiles Division of C&K Colors Incorporated, a wholly owned affiliate of the Company, was sold to Yorkshire PLC in December 1999. Account balances of those employees of the Textiles Division of C&K Colors Incorporated were transferred to a successor plan maintained by Yorkshire PLC in a plan to plan transfer during 2000.

During 1999, the Retirement Reserve Fund Plan of Uniroyal Chemical Company, Inc. was terminated and merged into the Plan. The entire account balances of the participants in the Uniroyal Plan were transferred by the Trustee to the Plan on January 1, 1999 in a plan to plan transfer.

Ingredient Technology Corporation, a wholly owned affiliate of the Company, was sold to Chr. Hansen Holding S.A. in January 1999. Account balances of those employees of Ingredient Technology Corporation were transferred to a successor plan maintained by Chr. Hansen in a plan to plan transfer.

10.  Subsequent Event - Plan Merger
Effective January 1, 2001, the Plan was merged with the Witco Corporation Employee Retirement Savings Plan and the OSI Specialties, Inc. 401(k) Savings and Investment Plan (both of which were also sponsored by the Company) to form the Crompton Corporation Employee Savings Plan ("New Plan"). Fidelity Investments, Inc. ("Fidelity") will be the trustee and record keeper of the New Plan. The provisions of the Plan as a result of this merger have remained unchanged. All assets of the Plan were transferred to similar funds in the New Plan maintained by Fidelity on January 2, 2001.




                                                  Schedule I

                           CROMPTON CORPORATION
                    INDIVIDUAL ACCOUNT RETIREMENT PLAN
          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END-OF-YEAR
                              DECEMBER 31, 2000


Identity of Issue,         Description of Investment
Borrower, Lessor           Including Maturity Date,
or Similar Party           Rate of Interest, Collateral,
                           Par or Maturity Value               Current Value



State Street Bank          Guaranteed Investment Contracts   $   11,989,697
Crompton Corporation       Common Stock                             867,668
Fleet Investment Advisors  Stable Asset Fund                     52,796,927
Fidelity Advisor Funds     Advisors Government Investment
                           Fund Class T                           6,771,041
Putnam Mutual Funds        George Putnam Fund Of Boston
                           Class M Shares                        14,251,771
Putnam Mutual Funds        Putnam International Fund             14,096,678
Putnam Mutual Funds        Putnam Voyager Fund Class M Shares    41,269,590
Invesco                    Industrial Income Fund                 3,331,329
Galaxy                     Money Market Trust                        52,841
Galaxy                     Asset Allocation Fund                  2,430,609
Galaxy                     Large Company Index Fund              18,658,646
Galaxy                     Growth & Income Fund                  28,813,898
Galaxy                     Small Cap Value Fund                  10,841,500
Participant Loans          Loans Earn Interest At The
                           Prime Rate Plus 1%                       442,063
                             TOTAL INVESTMENTS               $  206,614,258


Party-in-interest - All parties listed above






                                     SIGNATURE




     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        CROMPTON CORPORATION
                                        INDIVIDUAL ACCOUNT RETIREMENT PLAN


Date: June 26, 2001                      By:/s/Peter Barna
                                               Peter Barna
                                               Senior Vice President &
                                               Chief Financial Officer